FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 18, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 18, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

INFORMATION REGARDING WHEATON’S

JULY 6TH SHAREHOLDERS’ MEETING

Wheaton River Minerals Ltd. today announced that its meeting of shareholders on July 6, 2004 will be held at 11:00 a.m. (Toronto time) at the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.  As announced by Wheaton on June 11, 2004, this meeting will be held to permit a further vote on the IAMGold Corporation business combination.  Materials in connection with the July 6th meeting will be sent to shareholders shortly and will be available at www.sedar.com.

IF A WHEATON SHAREHOLDER HAS DEPOSITED A PROXY WITH RESPECT TO THE SPECIAL RESOLUTION TO APPROVE THE ARRANGEMENT WITH IAMGOLD CORPORATION PRIOR TO OR AT THE ANNUAL AND SPECIAL MEETING OF WHEATON SHAREHOLDERS HELD ON JUNE 8, 2004, INCLUDING PROXIES DEPOSITED AFTER THE PRIOR PROXY CUT-OFF OF 11:00 A.M. (TORONTO TIME) ON JUNE 4, 2004, AND SUCH SHAREHOLDER DOES NOT INTEND TO CHANGE THEIR VOTE, NO FURTHER ACTION IS REQUIRED.

Any questions or requests for assistance with respect to the deposit and revocation of proxies or voting at the meeting may be directed by Wheaton shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.